FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 001-31739

GAMMON LAKE RESOURCES INC.
(Translation of registrant’s name into English)

202 Brownlow Ave., Cambridge 2, Suite 306 Dartmouth, Nova Scotia B3B 1T5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.

Date: June 15, 2004	By: "Leanne Dowe" Leanne Dowe, C.A. Chief Financial Officer

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614     Fax: 902-468-0631
www.gammonlake.com
TSX: GAM / AMEX:GRS / BSX: GL7

Press Release 07-2004	June 15, 2004

GAMMON LAKE RESOURCES INC. IS ADDED TO THE S&P/TSX COMPOSITE INDEX, THE S&P/TSX
SMALL CAP INDEX AND THE GLOBAL INDUSTRY CLASSIFICATION STANDARD SECTOR
MATERIALS INDEX

Gammon Lake Resources Inc. (TSX: GAM, AMEX: GRS) is pleased to announce that it will be added to the S&P/TSX Composite Index, the S&P/TSX Small Cap Index and the Global Industry Classification Standard Sector Materials Index, effective after the close of business on June 18, 2004.

Fred George, President & Chairman of Gammon Lake Resources Inc. (“Gammon Lake”) stated that, “The addition to the Index is another important milestone in the Company’s growth and is a significant achievement for Gammon Lake and its shareholders. We believe this symbolizes our commitment to our existing and new shareholders, and it demonstrates that Gammon Lake is a leading gold mining company on the Toronto Stock Exchange.”

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM, and in the U.S. on the AMEX under the symbol GRS.

On Behalf of the Board of Directors

GAMMON LAKE RESOURCES INC.

“Fred George”

Fred George

FOR FURTHER INFORMATION PLEASE CONTACT:

Gammon Lake Resources Inc. Mr. Fred George President & Chairman (902) 468-0614	Mr. Bradley H. Langille Chief Executive Officer (902) 468-0614

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.